Exhibit 99.10

CERTIFICATE

To accompany the technical report entitled: “Feasibility Study of the Rainy River Gold Project, Ontario, Canada” originally dated May 23, 2013, effective April 10, 2013 and subsequently readdressed to New Gold Inc. on July 31, 2013 (the “Technical Report”).

I, Donald Tolfree, of New Westminster, British Columbia, do hereby certify that:

•	I am a Mining Engineer with Golder Associates Ltd. with a business address at 500-4260 Still Creek Drive, Burnaby, B.C., V5C 6C6.

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I am a graduate of McGill University, Mining Engineering (B. Eng. 2000) and University of British Columbia (MASc 2004). I have practiced my profession continuously since graduation. My relevant experience with respect to this deposit type includes four years working at a number of underground mining operations with major mining companies including Noranda (Brunswick Mine), Hemlo Gold (Golden Giant Mine) and Barrick (Bousquet 2) and three years participating in the completion of various pre-feasibility and feasibility studies while working at Golder Associates.

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #32557).

•	I visited the site in October of 2012.

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I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

•	I am independent of the issuer, New Gold Inc., as defined in Section 1.5 of NI 43-101;

•	I am responsible for Sections 15.2, 16.3 (except 16.3.1), 21.5 and 21.15.3 of this Technical Report.

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I have had prior involvement with the subject property having contributed to a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; and the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012;

•	I have read NI 43-101 and the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

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That, as of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Burnaby, British Columbia June 31, 2013	Donald Tolfree [“signed and sealed”] Donald Tolfree, P. Eng. Mining Engineer